LONDON STOCK EXCHANGE

RNS Total Voting Rights

TOTAL VOTING RIGHTS

UNILEVER PLC

Released 13:22:41 02 February 2023

RNS Number : 7742O
Unilever PLC
02 February 2023

2 February 2023

Unilever PLC

Voting Rights and Capital Update

The following notification is made in accordance with the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rule 5.6.1.

Unilever PLC's issued share capital as at 31 January 2023 consisted of 2,629,293,772 ordinary shares of 3 1/9p each. Of those ordinary shares, 97,193,750 were held as treasury shares and 3,104,400 ordinary shares (including ordinary shares represented by Unilever PLC ADSs) were held by or on behalf of companies in the Unilever group (the "**Unilever Group Shares**"). The voting rights attaching to the Unilever Group Shares are not exercisable. Accordingly, as at 31 January 2023, there were 2,528,995,622 shares with voting rights.

The figure of 2,528,995,622 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Unilever PLC under the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

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